Exhibit 99.4

February 15, 2021

Mr. David Terry
Comstock Resources, Inc.
5300 Town & Country Boulevard
Frisco, Texas 75034

Dear Mr. Terry:

In accordance with your request, we have audited the estimates prepared by Comstock Resources, Inc. (Comstock), as of December 31, 2020, of the proved reserves and future revenue to the Comstock interest in certain gas properties located in Louisiana and Texas. We previously prepared an audit for this property set, dated February 5, 2021, in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC). The differences between the estimates of reserves and revenue in the February 5 audit and this audit are due to changes in price parameters only. With the exception of these changes, we completed our audit on or about February 5, 2021. These estimates are based on the price and cost parameters discussed in subsequent paragraphs of this letter. It is our understanding that the proved reserves estimated in this audit constitute approximately 95 percent of all proved reserves owned by Comstock. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in SEC Regulation S-X Rule 4-10(a). This report has been prepared for Comstock's use in filing with the SEC as a sensitivity; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Comstock's estimates of the net reserves and future net revenue, as of December 31, 2020, for the audited properties:

	Net Reserves		Future Net Revenue (M$)
	Gas(1)	Condensate		Present Worth
Category	(MMCF)	(MBBL)	Total	at 10%

Proved Developed Producing	1,799,002	88	3,174,596	1,953,954
Proved Developed Non-Producing	6,088	0	10,046	4,703
Proved Undeveloped	3,640,118	0	4,783,793	2,146,728

Total Proved	5,445,209	88	7,968,435	4,105,385
Totals may not add because of rounding.

(1)     Gas reserves are inclusive of natural gas liquids (NGL) equivalent volumes, determined using the ratio of 6 MCF of gas to 1 barrel of NGL.

Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases. Condensate volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons.

When compared on a lease-by-lease basis, some of the estimates of Comstock are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of Comstock's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Comstock in preparing the December 31, 2020, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Comstock.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk. Comstock's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Gas prices used by Comstock are based on a NYMEX Henry Hub price of $2.75 per MMBTU and are adjusted for energy content, transportation fees, and market differentials; when applicable, gas prices have been adjusted to include the value for NGL. Condensate prices used by Comstock are based on a NYMEX West Texas Intermediate price of $50.00 per barrel and are adjusted for quality and market differentials. All prices are held constant throughout the lives of the properties.

Operating costs used by Comstock are based on historical operating expense records.  For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels.  As requested, operating costs for the operated properties are limited to direct lease- and field-level costs and Comstock's estimate of the portion of headquarters general and administrative overhead expenses necessary to operate the properties.  Operating costs have been divided into per-well costs and per-unit-of-production costs. Capital costs used by Comstock are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Comstock's estimates of the costs to abandon the wells and production facilities, net of any salvage value. Operating, capital, and abandonment costs are not escalated for inflation.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Comstock and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Comstock, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Comstock with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Comstock's overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Comstock, are on file in our office. The technical persons primarily responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. Matthew T. Dalka, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2013 and has over 7 years of prior industry experience. William J. Knights, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 1991 and has over 10 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

    Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

By:	/s/ C.H. (Scott) Rees III
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

By:	/s/ Matthew T. Dalka
Matthew T. Dalka, P.E. 125306
Vice President
Date Signed: February 15, 2021

By:	/s/ William J. Knights
William J. Knights, P.G. 1532
Vice President
Date Signed: February 15, 2021

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